Exhibit 99.1

FOR IMMEDIATE RELEASE

ABP Acquisition to Acquire AlerisLife for $1.31 Per Share

Purchase Price Provides Shareholders with an 85% Premium to Average Share Price of Last 30 Trading Days

Newton,MA (February 3, 2023): AlerisLife Inc. (Nasdaq: ALR) today announced that it has entered into a definitive agreement with ABP Acquisition LLC, or ABP, under which ABP will acquire all of the outstanding shares of ALR common stock for $1.31 per share in cash, which represents an 85% premium to the average trading price of the last 30 trading days of $0.71 per share. The total consideration to be paid to stockholders in the transaction is approximately $43.8 million and is not subject to any financing condition. ABP is majority owned and controlled by Adam Portnoy, one of ALR’s managing directors and the chair of its Board of Directors.

ABP plans to acquire ALR through a tender offer which will be subject to, among other things, a number of shares being tendered in the tender offer that, together with the shares owned by ABP and its affiliates, represent a majority of ALR shares. ABP together with its affiliates currently own approximately 6.1% of ALR’s outstanding shares of common stock. Diversified Healthcare Trust (Nasdaq: DHC), which holds approximately 31.9% of the outstanding shares of ALR common stock, has also consented to the transaction and has agreed to tender its shares in the tender offer. Promptly following completion of the tender offer, ABP will acquire all remaining shares of ALR at the same price of $1.31 per share in cash through a merger. The tender offer is expected to launch promptly, and the Board will recommend that shareholders tender their shares. The transaction is expected to be completed in the first quarter of 2023.

The transaction was unanimously recommended by a special committee of the ALR Board of Directors comprised entirely of independent directors and approved by the ALR Board of Directors. The special committee engaged Citigroup Global Markets Inc. as its financial advisor in connection with the transaction.

About AlerisLife (Nasdaq: ALR):

AlerisLife enriches and inspires the lives of its older adult customers across the United States by delivering an exceptional and enhanced resident experience to senior living and active adult residents, while also offering lifestyle services to the younger “choice-based” consumer. The Company is headquartered in Newton, Massachusetts. For more information, visit www.alerislife.com.

Additional Information and Where to Find It

The tender offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that ABP will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of ALR common stock will only be made pursuant to an offer to purchase and related tender offer materials. Upon commencement of the tender offer, ABP will file with the SEC a Tender Offer Statement on Schedule TO and a Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”). Following commencement of the Offer, ALR will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”). Holders of shares of ALR common stock are urged to read the Tender Offer Statement (including the offer to purchase, a related letter of transmittal and other offer documents filed with the SEC), the Schedule 13E-3 and the Schedule 14D-9 when such documents become available, as they will contain important information about the tender offer. Holders of ALR common stock can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from ALR upon written request to AlerisLife Inc., Two Newton Place, 255 Washington Street, Suite 230, Newton, MA 02458, telephone number (617) 796-8387 or from ALR’s website, www.alerislife.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of ALR and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the tender offer for ALR (the “Offer”) and the second-step merger with ALR, with ALR continuing as the surviving corporation (the “Merger”); and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived the effects of the Offer or the Merger (or the announcement thereof) on relationships with customers, vendors, other business providers and relations or governmental entities; the risk that the Merger will divert management’s attention from ALR’s ongoing business operations; changes in ALR’s businesses during the period between now and the Offer Acceptance Time; risks associated with litigation; and other risks and uncertainties , including those noted from time to time in documents filed with the SEC by ALR, including Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the Schedule 14D-9 to be filed by ALR. All forward-looking statements are based on information currently available to ALR, and ALR assumes no obligation to update any forward-looking statements, except as required by law.

Contact:
Melissa McCarthy, Manager, Investor Relations (617) 796-8245

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